SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: March 10, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

PRESS RELEASE

SAPIENS REPORTS STRONG Q4 NET PROFIT IN 2009;
NON GAAP 2009 ANNUAL OPERATING PROFIT of $6.53 million

•	Q4/2009 Revenues increased 7% compared to Q4 2008 to $11.77 million
•	Q4/2009 Non-GAAP Net Income of $1.87 million
•	Non-GAAP annual operating profit almost doubled to $6.53 million compared to $3.38 million in 2008
•	$11.17 million in cash and cash equivalents , and zero debt, as of December 31, 2009

Cary, N.C. – March 10, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of innovative insurance software solutions, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Highlights Include:

•      Revenues increased 7% compared to Q4 2008, reaching $11.77 million
•      GAAP Net income reached $1.26 million, 25% higher than Q4 of 2008
•      Non-GAAP Operating profit more than doubled to $2.12 million, compared to Q4 2008

Fiscal Year 2009 Highlights Include:

•	Annual revenue grew to $45.7 million
•	Non-GAAP annual operating profit almost doubled to $6.53 million compared to $3.38 million in 2008
•	Annual net income significantly grew to $4.2 million in 2009, compared to loss of $334,000 in 2008
•	Total shareholders’ equity of $26.4 million in December 2009 which represents 57.7% of the total balance sheet, compared to 48.4% in December 2008.

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented, “I am pleased to report that we have brought the company back to the growth path, with zero debt and a relatively strong cash position. These positive results validate our strategy and the investments made in improving our product offering, our market reach and our team. The net income of $4.2 million in 2009 confirms the path we have carefully paved. These results were achieved thanks to focusing our resources – people and funds – in the growth engines we have identified. In 2010, we intend to focus on growing our client base, while maintaining our strong relations with our existing ones. We expect that these achievements, coupled with our technology, products, and excellent team, will drive our future growth.” concluded Mr. Al-Dor.

Mr. Al Dor continued: “During 2009, we signed several long-term deals that proved once more the confidence our customers have in Sapiens. We continued our investments in the insurance solutions portfolio and will look to new investments to meet the demanding needs of the insurance market” Mr. Al-Dor concluded.

Mr. Roni Giladi, CFO of Sapiens International Corporation, added: “In December 2009, we paid approximately $5.3 million which represented the fourth and last installment of the Series “A” Debentures. Today Sapiens is in a firm financial position, with zero debt”.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the year ended
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
U.S GAAP basis
Revenues	11,767	11,007	45,695	43,534
Operating profit	1,512	774	5,341	2,485
Net income (loss)	1,262	1,007	4,201	(344)
Basic earning (loss) per share	0.06	0.05	0.19	(0.02)
Diluted earning (loss) per share	0.06	0.05	0.19	(0.02)

NonGAAP
Revenues	11,767	11,007	45,695	43,534
Operating profit	2,118	1,030	6,531	3,378
Net income	1,868	1,263	5,391	549
Basic earning per share	0.09	0.06	0.25	0.03
Diluted earning per share	0.09	0.06	0.25	0.03

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	12/31/2009	12/31/2008
	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$11,172	$7,938
Trade receivables, net	5,132	6,860
Other current assets	2,621	2,565
Total current assets	18,925	17,363

Property and equipment, net	897	1,055
Other assets, net	25,952	26,759

Total assets	$45,774	$45,177

Liabilities and shareholders' equity

Current maturities of long-term debt and convertible debentures	$-	$5,745

Trade payables	1,197	1,500
Other liabilities and accrued expenses	10,199	9,716
Deferred revenue	6,991	4,908
Total current liabilities	18,387	21,869

Long-term debt and other long-term liabilities	972	1,432
Shareholders' equity	26,415	21,876

Total liabilities and shareholders' equity	$45,774	$45,177

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$11,767	$11,007	$45,695	$43,534

Cost of revenues	$7,388	$7,010	$26,571	$26,457

Gross Profit	4,379	3,997	19,124	17,077

Operating expenses
Research and development, net	$950	$1,352	$2,735	$3,884
Selling, marketing, general and administrative	$1,917	$1,871	$11,048	$10,708

Operating Profit	1,512	774	5,341	2,485

Financial expenses (income), net	$132	$(530)	$880	$2,236
Other expenses, net	$118	291	$260	552

Net Income (Loss)	$1,262	$1,013	$4,201	$(303)

Attributetable to non-controlling interest	$-	$6	$-	$41

Net income (Loss) attributable to Sapiens	$1,262	$1,007	$4,201	$(344)

Earning (loss) per share
Basic	$0.06	$0.05	$0.19	$(0.02)
Diluted	$0.06	$0.05	$0.19	$(0.02)

Weighted average number of shares used to computation of earning (loss) per share
Basic	21,591	21,577	21,591	21,550
Diluted	21,593	21,600	21,592	21,550

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	1,512	774	5,341	2,485
Amortization of intangibles	1,352	989	4,623	4,224
Capitalization of software development	(851)	(783)	(3,692)	(3,496)
Stock-based compensation	105	50	259	165
Total adjustments to GAAP	606	256	1,190	893
Non-GAAP operating profit	2,118	1,030	6,531	3,378

GAAP net income (loss)	1,262	1,007	4,201	(344)
Total adjustments to GAAP as above	606	256	1,190	893
Non-GAAP net income	1,868	1,263	5,391	549

Non-GAAP basic earnings per share	0.09	0.06	0.25	0.03

Non-GAAP diluted earnings per share	0.09	0.06	0.25	0.03

Weighted average number of shares used to computation of earning (loss) per share
Basic	21,591	21,577	21,591	21,550

Diluted	21,593	21,600	21,592	21,550